Exhibit 99.1

Rogers Communications Announces Voting Results from Annual Meeting of Shareholders

TORONTO, April 21, 2015 – Rogers Communications Inc., a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements, announced the voting results from its annual general meeting of shareholders held earlier today in Toronto, Ontario.

A total of 103,194,739 million Class A Voting shares representing 91.78% of the company’s issued and outstanding Class A Voting stock were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG as its outside auditors, and the election of all director nominees as follows:

Director	Results	% of Shares Voted For	% of Shares Voted Withhold
Charles Birchall	Elected	99.994%	0.006%
Bonnie Brooks	Elected	99.998%	0.002%
Stephen Burch	Elected	99.998%	0.002%
John Clappison	Elected	99.998%	0.002%
Alan Horn	Elected	99.543%	0.456%
Guy Laurence	Elected	99.540%	0.460%
Philip Lind	Elected	99.543%	0.457%
John MacDonald	Elected	99.998%	0.002%
Isabelle Marcoux	Elected	99.998%	0.002%
David Peterson	Elected	99.984%	0.016%
Edward Rogers	Elected	99.543%	0.457%
Loretta Rogers	Elected	99.543%	0.457%
Martha Rogers	Elected	99.543%	0.457%
Melinda Mary Rogers	Elected	99.543%	0.457%
Charles Sirois	Elected	99.998%	0.002%

For Director biographies, please visit www.rogers.com/investors and click on the “Board of Directors” heading under the “Corporate Governance” drop-down window.

About the Company:

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). To learn more about Rogers group of companies, please visit rogers.com.

For further information:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com